

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 28, 2010

Gene P. Jones
Chief Financial Officer
Vaughan Foods, Inc.
216 N.E. 12th Street
Moore, Oklahoma 73160

> **Re:** **Vaughan Foods, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 19, 2010**
> **File No. 333-165589**

Dear Mr. Jones:

We have reviewed your amended filing and your response letter dated April 20, 2010 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Prospectus cover page

1. Note that our comments identify particular instances requiring revision, but you are responsible for ensuring that you have made consistent revisions throughout your document. That will eliminate the need for us to issue or repeat similar comments.

2. We note that your response to prior comment 1. However, you nonetheless continue to refer on the cover page and elsewhere to potential transactions on the NASDAQ Capital Market. You also did not add to the cover page any disclosure regarding the delisting. Please revise all affected disclosure accordingly.

3. The text that appears in the first sentence and first paragraph is unclear and internally inconsistent insofar as it suggests that the 4,757,500 shares of common stock *include* 1,903,000 shares of common stock issuable upon exercise of warrants. Please revise to clarify the intended meaning and to eliminate internal inconsistencies.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
         T. Levenberg
         S. Zelnick (212) 838-9190